NEWS RELEASE

ELD No. 08-24

TSX: ELD   AMEX: EGO

August 29, 2008

Efemçukuru Project Update

VANCOUVER, BC – Paul N. Wright, President and Chief Executive Officer of Eldorado Gold Corporation (“Eldorado” or the “Company” or “we”) is pleased to provide an update for the Efemçukuru Gold project (the “Project”), Turkey which is presently under construction.

The Company together with its consultants have completed a thorough review of the Project and has updated its estimates for initial capital investment, operating costs and schedule for commissioning. For comparison purposes these parameters are referenced against the feasibility study (the “Study”) completed in July 2007.

Performance Comparison
	Feasibility Study	Update – August 2008
Crude Oil $US/barrel	60	116
Exchange Rate YTL/$US	1.36	1.20

Capital Investment $USM	104	142
Cash Operating Cost $/oz	227	285
Commissioning & start-up	Q4 2009	Q1 2010

Tables 1 and 2 below describe the significant areas of capital and operating cost increases.

Table 1:  Capital Increase

Item	$US M
Exchange Rate	18.0
Materials	10.4
Labour	4.1
Scope Change	5.5
Total	$ 38.0

Table 2:   Operating Cost Increase

Item	$US/oz
Exchange Rate	8.0
Materials	11.0
Labour	13.0
Consumables	26.0
Total	$ 58.0

In providing this update the Company has maintained the mine plan, developed in the Study which established reserves based on cutoff grade assuming a $530 gold price.  To date there has been no estimation of additional reserves accessible as a result of higher gold prices and the attendant potential enhancement of operating costs.

In updating its capital estimate, the Company has continued to base its estimate on new equipment and has not incorporated the benefit of utilizing a selection of mobile equipment being provided by the Company’s Sao Bento mine in Brazil.

“We continue to be pleased with the progress of our Efemçukuru Gold project with construction underway.  In addition exploration on site continues to substantiate our sustained expectation for resource and reserve expansion.  Despite anticipated escalation in both capital and operating costs the Efemçukuru Gold project remains one of the most robust gold projects presently being developed in the gold industry,” commented Paul N. Wright, President & Chief Executive Officer.

About Eldorado

Eldorado is a gold producing, exploration and development company actively growing businesses in Brazil, Turkey, China, Greece and the surrounding regions.  With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF
ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright

President & Chief Executive Officer

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward looking statements or information within the meaning of the Securities Act (Ontario) .  Such forward looking statements or information include, but are not limited to statements or information with respect to  unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements or information are subject to a variety of risks and uncertainties, which could cause actual events, or results to differ from those reflected in the forward-looking statements or information. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements.  Specific reference is made to “Forward Looking Statements and Risk Factors” in the Company’s Annual Information Form and Form 40-F dated March 31, 2008.  Forward-looking statements herein include statements regarding the expectations and beliefs of management.  Such factors included, amongst others the following:  gold price volatility; impact  of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the section entitled “Risk Factors” in the Company’s Annual Information Form and Form 40-F dated March 31, 2008.  We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the U.S.

Eldorado Gold Corporation common shares trade on the Toronto Stock Exchange (TSX: ELD) and the American Stock Exchange (AMEX: EGO).  The TSX has neither approved nor disapproved the form or content of this release.

Contact:

Nancy E. Woo, Vice President Investor Relations

Eldorado Gold Corporation

Phone: 604.601.6650 or 1.888.353.8166

1188, 550 Burrard Street

Fax:  604.687.4026

Vancouver, BC V6C 2B5

Email: nancyw@eldoradogold.com

Web site: www.eldoradogold.com

Request for information packages:

laurelw@eldoradogold.com